Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES AGREEMENT WITH
GOLDSKY RESOURCES CORP. RELATING TO THE BARSELE PROJECT

Toronto (January 28, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that Agnico Sweden AB (“Agnico Sweden”), a wholly-owned subsidiary of Agnico Eagle, and Goldsky Resources Corp. (“Goldsky”) have entered into a share purchase agreement (the “Agreement”), pursuant to which Goldsky agreed to purchase the 55% of Gunnarn Mining AB that it did not already own from Agnico Sweden in exchange for cash consideration of US$20,000,000, the issuance of 75,509,577 common shares (“Common Shares”) of Goldsky, and the grant of a 2% net smelter return royalty to Agnico Sweden on the Barsele project (the “Transaction”). The Common Shares to be issued by Goldsky were ascribed a value of C$2.64 per Common Share, being the volume-weighted average price of the Common Shares for the 20-day period prior to entering into the Agreement. Closing of the Transaction is expected to occur on or prior to June 30, 2026 and is subject to certain closing conditions, including approval of the TSX Venture Exchange and the shareholders of Goldsky.

The Transaction reflects the Company’s ongoing portfolio optimization efforts. Over the last 10 years, Agnico Sweden’s exploration program at the Barsele project was successful at expanding its mineral resources. As additional exploration work and studies are required to advance the project toward development, the Company believes the Barsele project will benefit from being Goldsky’s primary focus, while it retains exposure to future upside. Divesting its direct interest in the Barsele project aligns with the Company’s prioritization of its high-quality internal project pipeline, which is expected to drive the next phase of growth.

Prior to execution of the Agreement, Agnico Eagle owned 7,353,291 Common Shares, representing approximately 4.1% of the issued and outstanding Common Shares on a non-diluted basis. Following execution of the Agreement, Agnico Eagle beneficially owned 82,862,868 Common Shares, representing approximately 32.5% of the issued and outstanding Common Shares on a non-diluted basis.

Agnico Eagle and Goldsky are party to an investor rights agreement dated July 31, 2024. On closing of the Transaction, Agnico Eagle and Goldsky will enter into an amended and restated investor rights agreement, pursuant to which Agnico Eagle will be entitled to certain rights (subject to maintaining certain ownership thresholds), including: (a) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest in Goldsky at the time of such financing or acquire up to a 19.99% ownership interest in Goldsky; (b) the right (which Agnico Eagle has no present intention of exercising) to nominate between one and three individuals (and in the case of an increase in the size of the board of directors of Goldsky to ten or more directors, between two and four individuals) to the board of directors of Goldsky; and (c) demand registration and piggy-back registration rights in respect of the potential sale of Common Shares by Agnico Eagle.

Agnico Eagle, through its wholly-owned subsidiary Agnico Sweden, is acquiring the Common Shares as partial consideration in connection with the Transaction. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares or other securities of Goldsky or dispose of some or all of the Common Shares or other securities of Goldsky that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited
c/o Investor Relations
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7
Telephone: 416-947-1212
Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Goldsky’s head office is located at 2991 Dundas Street, Toronto, Ontario M6P 1Z4.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at January 28, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing of the Transaction (including the expected closing date), the ability to satisfy closing conditions in respect of the Transaction (including obtaining approval of the TSX Venture Exchange and the shareholders of Goldsky) and Agnico Eagle’s acquisition or disposition of securities of Goldsky in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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